Exhibit 99.1

JD.COM ANNOUNCES SECOND QUARTER AND INTERIM 2026 RESULTS

Beijing, China—August 13, 2026—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three and six months ended June 30, 2026.

Second Quarter 2026 Highlights

•	Net revenues were RMB346.4 billion (US$[1]51.1 billion) for the second quarter of 2026, a decrease of 2.9% from the second quarter of 2025, primarily due to a high base effect.

•

Income from operations was RMB4.5 billion (US$0.7 billion) for the second quarter of 2026, compared to a loss of RMB0.9 billion for the second quarter of 2025. Operating margin was 1.3% for the second quarter of 2026, compared to negative 0.2% for the second quarter of 2025. Non-GAAP[2] income from operations was RMB5.5 billion (US$0.8 billion) for the second quarter of 2026, compared to RMB0.9 billion for the second quarter of 2025. Non-GAAP operating margin was 1.6% for the second quarter of 2026, compared to 0.3% for the second quarter of 2025.

•

Net income attributable to the Company’s ordinary shareholders was RMB7.1 billion (US$1.1 billion) for the second quarter of 2026, compared to RMB6.2 billion for the second quarter of 2025. Net margin attributable to the Company’s ordinary shareholders was 2.1% for the second quarter of 2026, compared to 1.7% for the second quarter of 2025. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB8.9 billion (US$1.3 billion) for the second quarter of 2026, compared to RMB7.4 billion for the second quarter of 2025. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 2.6% for the second quarter of 2026, compared to 2.1% for the second quarter of 2025.

•

Diluted net income per ADS[3] was RMB5.01 (US$0.74) for the second quarter of 2026, compared to RMB4.15 for the second quarter of 2025. Non-GAAP diluted net income per ADS was RMB6.29 (US$0.93) for the second quarter of 2026, compared to RMB4.97 for the second quarter of 2025.

•

JD Retail reported income from operations of RMB13.5 billion (US$2.0 billion) for the second quarter of 2026, compared to RMB13.9 billion for the second quarter of 2025. Operating margin of JD Retail was 4.6% for the second quarter of 2026, compared to 4.5% for the second quarter of 2025.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026, which was RMB6.7851 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
[3]	The “ADS” refers to the Company’s American depositary share, with each ADS representing two Class A ordinary shares.

“Our second quarter results reflect our resilient and high-quality operations,” said Sandy Xu, Chief Executive Officer of JD.com. “Despite near-term revenue headwinds, we achieved strong bottom-line growth, marking a clear inflection in our profit trajectory. This improvement was primarily driven by solid profitability in our core JD Retail business and continued narrowing of loss at JD Food Delivery. These results underscore the resilience of our supply chain-driven business model and our team’s focus on operational efficiency—strengths that we will continue to build upon for unlocking further potential as we navigate the second half of the year.”

“We delivered solid profitability in the second quarter despite moderating top-line momentum,” said Ian Su Shan, Chief Financial Officer of JD.com. “JD Retail’s operating margin hit a record high for peak promotional seasons. This performance was driven by margin improvement in certain key categories, as well as a favorable revenue mix as high-margin marketplace and marketing revenues continued to outperform. Losses in our New Businesses segment narrowed significantly year-on-year, primarily driven by continued loss reduction at JD Food Delivery, while our strategic investments in Joybuy and Jingxi remained on track. Looking ahead, our robust business ecosystem will continue to underpin sustained business resilience and a healthy financial trajectory. Backed by our solid financial performance, we repurchased approximately 2.5% of our ordinary shares outstanding in the first half of the year, underscoring our commitment to delivering sustainable shareholder returns.”

Updates of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027, the Company repurchased a total of approximately 69.9 million Class A ordinary shares (equivalent to 34.9 million ADSs) for a total of US$1.0 billion during the six months ended June 30, 2026. The total number of shares repurchased by the Company during the six months ended June 30, 2026 amounted to approximately 2.5% of its ordinary shares outstanding as of December 31, 20254.

All of these ordinary shares were repurchased from Nasdaq and the Hong Kong Stock Exchange pursuant to the share repurchase program. The remaining amount under the share repurchase program was US$1.0 billion as of June 30, 2026.

Business Highlights

•	JD Retail:

During this year’s JD 618 Grand Promotion, JD MALL stores were successively launched in Shanghai and Hong Kong. By the end of the second quarter, JD MALL had a total of 30 stores in operation, completing its strategic layout in high-tier cities across China.

[4]	The number of ordinary shares outstanding as of December 31, 2025 was approximately 2,742 million shares.

JD.com continues to deepen its strategic presence in the fashion sector, collaborating with business partners to drive high-quality development of the industry. JD.com has established itself as a premier online destination for international luxury beauty brands, with its guaranteed product authenticity, efficient logistics, and comprehensive services. On May 11, 2026, JD.com entered into a strategic partnership with French luxury brand CHANEL, launching the official CHANEL flagship store on the platform with a full range of the brand’s classic perfume, makeup, and skincare products, alongside JD-exclusive limited-edition items. Moving forward, JD Beauty and CHANEL will continue to deepen their collaboration and set new trends in luxury beauty consumption. Additionally, JD.com has emerged as one of the fastest-growing platforms for fashion brands. During this year’s JD 618 Grand Promotion, approximately 2,000 fashion brands doubled their transaction value year-on-year on the platform, while 42 fashion categories led the industry in growth, including women’s and men’s apparel, sportswear, outdoor gear, and gold and jewelry.

On July 22, 2026, Costco entered into a partnership with JD.com, making JD.com its sole official e-commerce partner in China. Leveraging JD’s supply chain advantages, the Costco flagship store on JD’s platform brings a curated selection of high-quality global goods to consumers across China, with delivery available as fast as the same day.

The advancement of AI technology has unlocked new consumption opportunities for JD.com. Leveraging the Company’s proprietary JoyAI LLM, its AI agent for hardware, JoyInside, empowers AI toys, robotics, home appliances, and medical devices with intelligent interaction capabilities to tap into emerging consumption potential. As of this year’s JD 618 Grand Promotion, JoyInside has established partnerships with nearly 200 brands, with the cumulative number of connected devices surging over threefold compared to that as of last year’s JD 11.11 Grand Promotion.

•	JD Logistics:

As of the second quarter of 2026, JD Logistics (“JDL”) had deployed thousands of unmanned vehicles into regular operations across more than 20 provinces nationwide. JDL launched its first “night-time autonomous delivery” routes in Shenzhen, enabling 24-hour uninterrupted vehicle operations. This effectively expands the geographical and operating-time boundaries for unmanned vehicle operations while unlocking further efficiency potential in last-mile fulfillment.

•	JD Health:

In the second quarter of 2026, JD Health (“JDH”) continued to drive service innovation and its integrated online-offline strategy, while accelerating AI deployment across business scenarios. In terms of offline business model innovation, in April, JDH launched its first integrated healthcare center in Beijing, covering physical examination, dental care, and medical aesthetics services. The clinic provides users with online post-examination health management, representing a strategic upgrade from one-time health checkups to diversified and continuous healthcare services. Regarding AI applications, JDH upgraded its AI agent “Dr. Da Wei”, powered by its proprietary “Jingyi Qianxun” healthcare LLM. “Dr. Da Wei” brings together full-spectrum capabilities including online consultations, at-home rapid testing, home care services, and medication fulfillment. During the JD 618 Grand Promotion, the number of users served by “Dr. Da Wei” grew nearly fourfold year-on-year, leading the transition of user behavior from one-off transactions to long-term health management.

•	JD Industrials:

During the second quarter of 2026, JD Industrials (“JDI”) continued to strengthen its end-to-end AI capabilities. Its LLM, JoyIndustrial, was upgraded from an AI tool to an AI expert, shifting focus toward comprehensive industrial deployment. In the first half of 2026, JDI deployed over 70 AI agents across the entire value chain from procurement to fulfillment, driving AI-powered growth and improving workforce efficiency. To address procurement pain points for micro, small and medium-sized customers, JDI introduced its AI-Powered Smart Procurement Assistant, enabling customers to conduct efficient product selection and price comparison through multimodal interactions, delivering a seamless “conversation-as-procurement” experience. Additionally, JDI launched the “Baichuan Initiative” in June, collaborating with leading brand partners to build vertical industry models, which transform scattered product manuals and massive data into structured, standardized datasets.

•	New Businesses:

In the second quarter of 2026, JD Food Delivery maintained high-quality development, with its investment size narrowing significantly year-on-year, primarily driven by improved operational efficiency and revenue diversification. Other new businesses also achieved steady development during the quarter. Joybuy, JD.com’s online retail business in Europe, launched its “Summer Black Friday” campaign in the quarter. During the event, quality home appliances and technology products saw surging sales, driven by the Company’s signature “Double 11” (211) delivery and integrated delivery-and-installation services.

•	Environmental, Social and Governance

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the total personnel under the JD Ecosystem5 was over 900,000 as of June 30, 2026, including the Company’s employees, part-time staff and interns, as well as the personnel of the Company’s affiliates in the JD Ecosystem. The total expenditure for such human resources, together with the expenditure for external personnel who work for the JD Ecosystem, amounted to RMB171.7 billion for the twelve months ended June 30, 2026.

Second Quarter 2026 Financial Results

Net Revenues. Net revenues decreased by 2.9% to RMB346.4 billion (US$51.1 billion) for the second quarter of 2026 from RMB356.7 billion for the second quarter of 2025. Net product revenues decreased by 5.4%, primarily due to a high base effect in the second quarter of 2025, while net service revenues increased by 6.8% for the second quarter of 2026, compared to the second quarter of 2025.

Cost of Revenues. Cost of revenues decreased by 4.3% to RMB287.1 billion (US$42.3 billion) for the second quarter of 2026 from RMB300.0 billion for the second quarter of 2025.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 10.4% to RMB24.5 billion (US$3.6 billion) for the second quarter of 2026 from RMB22.1 billion for the second quarter of 2025. Fulfillment expenses as a percentage of net revenues was 7.1% for the second quarter of 2026, compared to 6.2% for the second quarter of 2025, as the Company continued to upgrade fulfillment capabilities and invest in human capital to enhance user experience while building the operational infrastructure for new business initiatives.

Marketing Expenses. Marketing expenses decreased by 24.8% to RMB20.3 billion (US$3.0 billion) for the second quarter of 2026 from RMB27.0 billion for the second quarter of 2025. Marketing expenses as a percentage of net revenues was 5.9% for the second quarter of 2026, compared to 7.6% for the second quarter of 2025, primarily due to the optimization of promotional spending on new business initiatives.

Research and Development Expenses. Research and development expenses increased by 37.7% to RMB7.3 billion (US$1.1 billion) for the second quarter of 2026 from RMB5.3 billion for the second quarter of 2025. Research and development expenses as a percentage of net revenues was 2.1% for the second quarter of 2026, compared to 1.5% for the second quarter of 2025, as the Company continued to invest in technology capabilities and talents.

General and Administrative Expenses. General and administrative expenses decreased by 4.7% to RMB3.1 billion (US$0.5 billion) for the second quarter of 2026 from RMB3.3 billion for the second quarter of 2025. General and administrative expenses as a percentage of net revenues remained stable at 0.9% for both the second quarter of 2026 and 2025.

[5]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the second quarter of 2026 was RMB4.5 billion (US$0.7 billion), compared to a loss of RMB0.9 billion for the second quarter of 2025. Operating margin was 1.3% for the second quarter of 2026, compared to negative 0.2% for the second quarter of 2025. Non-GAAP income from operations was RMB5.5 billion (US$0.8 billion) for the second quarter of 2026, compared to RMB0.9 billion for the second quarter of 2025. Non-GAAP operating margin was 1.6% for the second quarter of 2026, compared to 0.3% for the second quarter of 2025.

Income from operations of JD Retail was RMB13.5 billion (US$2.0 billion) for the second quarter of 2026, compared to RMB13.9 billion for the second quarter of 2025. Operating margin of JD Retail for the second quarter of 2026 was 4.6%, compared to 4.5% for the second quarter of 2025.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB7.9 billion (US$1.2 billion) for the second quarter of 2026, compared to RMB3.0 billion for the second quarter of 2025. Non-GAAP EBITDA margin was 2.3% for the second quarter of 2026, compared to 0.8% for the second quarter of 2025.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders was RMB7.1 billion (US$1.1 billion) for the second quarter of 2026, compared to RMB6.2 billion for the second quarter of 2025. Net margin attributable to the Company’s ordinary shareholders was 2.1% for the second quarter of 2026, compared to 1.7% for the second quarter of 2025. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB8.9 billion (US$1.3 billion) for the second quarter of 2026, compared to RMB7.4 billion for the second quarter of 2025. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 2.6% for the second quarter of 2026, compared to 2.1% for the second quarter of 2025.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS was RMB5.01 (US$0.74) for the second quarter of 2026, compared to RMB4.15 for the second quarter of 2025. Non-GAAP diluted net income per ADS was RMB6.29 (US$0.93) for the second quarter of 2026, compared to RMB4.97 for the second quarter of 2025.

Cash Flow and Working Capital

As of June 30, 2026, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB235.1 billion (US$34.6 billion), compared to RMB225.4 billion as of December 31, 2025. For the second quarter of 2026, free cash flow of the Company was as follows:

	For the three months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	24,409	37,718	5,559
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	641	(363)	(53)
Less: Capital expenditures, net of related sales proceeds	(3,032)	(5,520)	(814)
Capital expenditures for development properties	(1,076)	(2,517)	(371)
Other capital expenditures*	(1,956)	(3,003)	(443)

Free cash flow	22,018	31,835	4,692

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB29.5 billion (US$4.4 billion) for the second quarter of 2026, consisting primarily of net cash paid for time deposits and wealth management products, cash paid for equity investments and capital expenditures, partially offset by cash received from sale of development properties.

Net cash used in financing activities was RMB19.9 billion (US$2.9 billion) for the second quarter of 2026, consisting primarily of cash paid for dividends, acquisition of additional equity interests in non-wholly owned subsidiaries, repurchase of ordinary shares and net debt repayments after deducting proceeds from unsecured senior notes issued during the period.

For the twelve months ended June 30, 2026, free cash flow of the Company was as follows:

	For the twelve months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	24,819	51,117	7,534
Less: Impact from consumer financing receivables included in the operating cash flow	(1,366)	(1,739)	(257)
Less: Capital expenditures, net of related sales proceeds	(13,377)	(17,963)	(2,647)
Capital expenditures for development properties	(6,327)	(8,122)	(1,197)
Other capital expenditures	(7,050)	(9,841)	(1,450)

Free cash flow	10,076	31,415	4,630

Supplemental Information

The Company reports three reportable segments, JD Retail, JD Logistics, and New Businesses. JD Retail, which includes JD Health and JD Industrials, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include JD Food Delivery, Jingxi, JD Property and overseas businesses.

On October 31, 2025, JD Logistics acquired the local on-demand delivery services business previously under the New Businesses. Following this, JD Logistics integrated its full-time and crowdsourced delivery capabilities to enhance its service quality. Effective January 2026, JD Logistics’s on-demand delivery services shifted from serving the Company’s internal business segments, such as JD Food Delivery, to directly serving third-party merchants on the Company’s platform. Consequently, since the first quarter of 2026, JD Logistics’s internal revenues from on-demand delivery services declined as part of them were reclassified into external revenues, and New Businesses’ external on-demand delivery service revenues reflected a corresponding decrease.

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	310,075	295,383	43,534	573,920	563,971	83,119
JD Logistics	51,564	64,102	9,447	98,531	124,683	18,376
New Businesses	13,852	7,260	1,070	19,605	13,539	1,995
Inter-segment eliminations*	(18,831)	(20,344)	(2,998)	(34,314)	(40,098)	(5,909)

Total consolidated net revenues	356,660	346,401	51,053	657,742	662,095	97,581

Less: cost of revenues:
JD Retail	(256,527)	(240,650)	(35,467)	(475,922)	(459,279)	(67,689)
JD Logistics	(46,234)	(57,991)	(8,547)	(90,019)	(113,842)	(16,778)
New Businesses	(14,405)	(4,911)	(724)	(18,991)	(9,345)	(1,377)
Inter-segment eliminations*	17,171	16,476	2,428	31,710	32,743	4,825
Less: operating expenses:
JD Retail	(39,609)	(41,255)	(6,080)	(71,213)	(76,254)	(11,238)
JD Logistics	(3,372)	(3,848)	(567)	(6,409)	(7,558)	(1,114)
New Businesses	(14,448)	(12,607)	(1,858)	(16,942)	(24,804)	(3,656)
Inter-segment eliminations*	1,660	3,868	570	2,604	7,355	1,084
Income/(Loss) from operations:
JD Retail	13,939	13,478	1,987	26,785	28,438	4,192
JD Logistics	1,958	2,263	333	2,103	3,283	484
New Businesses	(14,777)	(9,854)	(1,452)	(16,104)	(20,206)	(2,978)
Including: gain on sale of development properties	224	404	60	224	404	60

Total segment income from operations	1,120	5,887	868	12,784	11,515	1,698
Unallocated items**	(1,979)	(1,340)	(198)	(3,110)	(3,161)	(467)

Total consolidated (loss)/income from operations	(859)	4,547	670	9,674	8,354	1,231
Share of results of equity investees	2,072	2,551	376	3,402	4,187	617
Interest expense	(643)	(708)	(104)	(1,243)	(1,394)	(205)
Others, net	6,129	4,269	629	8,208	6,602	973

Total consolidated income before tax	6,699	10,659	1,571	20,041	17,749	2,616

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
YoY% change of net revenues:
JD Retail	20.6%	(4.7)%		18.6%	(1.7)%
JD Logistics	16.6%	24.3%		14.1%	26.5%
New Businesses	198.8%	(47.6)%		106.2%	(30.9)%
Operating margin:
JD Retail	4.5%	4.6%		4.7%	5.0%
JD Logistics	3.8%	3.5%		2.1%	2.6%
New Businesses	(106.7)%	(135.7)%		(82.1)%	(149.2)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and the fine imposed by the State Administration for Market Regulation of the People’s Republic of China (the “SAMR”) [6].

[6]

On April 17, 2026, JD.com received a notice from the SAMR that imposed administrative penalties on a consolidated affiliated entity of JD.com, among other operators of e-commerce platforms. For JD.com, the penalty relates to compliance deficiencies identified among third-party shops who sell decorated cakes on the Company’s e-commerce platform and third-party service providers offering order transfer services. The SAMR determined that JD.com did not properly fulfill its obligation to verify the qualifications of these shops and take necessary measures against the conduct of these shops and service providers, resulting in violations of the Food Safety Law of the People’s Republic of China and other applicable regulations. The total penalty is approximately RMB635 million, consisting of confiscation and punitive fines (the “Fine imposed by the SAMR”).

The tables below set forth the revenue information:

	For the three months ended
	June 30, 2025	June 30, 2026	June 30, 2026	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	178,982	157,886	23,270	(11.8)%
General merchandise revenues	103,432	109,229	16,098	5.6%

Net product revenues	282,414	267,115	39,368	(5.4)%

Marketplace and marketing revenues	28,507	30,860	4,548	8.3%
Logistics and other service revenues	45,739	48,426	7,137	5.9%

Net service revenues	74,246	79,286	11,685	6.8%

Total net revenues	356,660	346,401	51,053	(2.9)%

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	323,277	290,057	42,749	(10.3)%
General merchandise revenues	201,446	221,877	32,701	10.1%

Net product revenues	524,723	511,934	75,450	(2.4)%

Marketplace and marketing revenues	50,827	57,377	8,456	12.9%
Logistics and other service revenues	82,192	92,784	13,675	12.9%

Net service revenues	133,019	150,161	22,131	12.9%

Total net revenues	657,742	662,095	97,581	0.7%

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 13, 2026, (8:00 pm, Beijing/Hong Kong Time on August 13, 2026) to discuss JD.com’s financial results for the three months and six months ended June 30, 2026.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10056227-jwcob7.html

CONFERENCE ID: 10056227

A telephone replay will be available for one week until August 20, 2026. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Chinese Mainland:	400-120-9216
Hong Kong, China:	800-930-639
Passcode:	10056227

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at https://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties, impairment of goodwill and long-lived assets and the Fine imposed by the SAMR. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, gain/(loss) from fair value change of long-term investments and derivatives, impairment of goodwill, long-lived assets and investments, gain on sale of development properties, the Fine imposed by the SAMR, and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	137,488	89,068	13,127
Restricted cash	12,137	13,396	1,974
Short-term investments	75,744	132,594	19,542
Accounts receivable, net (including consumer financing receivables of RMB1.7 billion and RMB0.4 billion as of December 31, 2025 and June 30, 2026, respectively)(1)	27,333	28,710	4,231
Advance to suppliers	5,856	5,766	850
Inventories, net	95,428	114,577	16,887
Prepayments and other current assets	17,898	18,962	2,795
Amount due from related parties	2,142	1,134	167
Assets held for sale	395	395	58

Total current assets	374,421	404,602	59,631

Non-current assets
Property, equipment and software, net	91,349	95,866	14,129
Construction in progress	6,503	5,734	845
Intangible assets, net	7,723	7,178	1,058
Land use rights, net	36,878	38,782	5,716
Operating lease right-of-use assets	31,128	32,962	4,858
Goodwill	26,291	26,291	3,875
Investment in equity investees	51,978	58,040	8,554
Marketable securities and other investments	51,840	38,395	5,659
Deferred tax assets	5,237	6,164	908
Other non-current assets	11,853	11,392	1,679

Total non-current assets	320,780	320,804	47,281

Total assets	695,201	725,406	106,912

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	8,014	3,534	521
Accounts payable	188,379	228,961	33,745
Advance from customers	36,408	40,982	6,040
Deferred revenues	2,684	3,144	463
Taxes payable	7,008	5,018	739
Amount due to related parties	624	1,668	246
Unsecured senior notes	3,511	13,555	1,998
Accrued expenses and other current liabilities	50,045	47,825	7,048
Operating lease liabilities	9,399	10,049	1,481

Total current liabilities	306,072	354,736	52,281

Non-current liabilities
Unsecured senior notes	20,798	16,607	2,448
Deferred tax liabilities	8,019	8,701	1,282
Long-term debts	41,675	36,196	5,335
Operating lease liabilities	23,708	25,367	3,739
Other non-current liabilities	1,146	1,424	210

Total non-current liabilities	95,346	88,295	13,014

Total liabilities	401,418	443,031	65,295

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 2,756 million shares issued and 2,688 million shares outstanding as of June 30, 2026)	225,040	219,118	32,294
Non-controlling interests	68,743	63,257	9,323

Total shareholders’ equity	293,783	282,375	41,617

Total liabilities and shareholders’ equity	695,201	725,406	106,912

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	282,414	267,115	39,368	524,723	511,934	75,450
Net service revenues	74,246	79,286	11,685	133,019	150,161	22,131

Total net revenues	356,660	346,401	51,053	657,742	662,095	97,581

Cost of revenues	(300,020)	(287,094)	(42,312)	(553,254)	(549,761)	(81,025)
Fulfillment	(22,145)	(24,451)	(3,604)	(41,882)	(47,844)	(7,051)
Marketing	(27,013)	(20,302)	(2,992)	(37,556)	(35,674)	(5,258)
Research and development	(5,299)	(7,299)	(1,076)	(9,920)	(14,165)	(2,088)
General and administrative	(3,266)	(3,112)	(459)	(5,680)	(6,701)	(988)
Gain on sale of development properties	224	404	60	224	404	60

(Loss)/Income from operations(2)(3)	(859)	4,547	670	9,674	8,354	1,231

Other income/(expenses)
Share of results of equity investees	2,072	2,551	376	3,402	4,187	617
Interest expense	(643)	(708)	(104)	(1,243)	(1,394)	(205)
Others, net(4)	6,129	4,269	629	8,208	6,602	973

Income before tax	6,699	10,659	1,571	20,041	17,749	2,616
Income tax benefits/(expenses)	10	(1,972)	(291)	(2,053)	(3,232)	(476)

Net income	6,709	8,687	1,280	17,988	14,517	2,140

Net income attributable to non-controlling interests shareholders	531	1,558	229	920	2,286	337

Net income attributable to the Company’s ordinary shareholders	6,178	7,129	1,051	17,068	12,231	1,803

Net income per share:
Basic	2.17	2.65	0.39	5.95	4.50	0.66
Diluted	2.07	2.51	0.37	5.68	4.27	0.63
Net income per ADS:
Basic	4.35	5.30	0.78	11.89	9.01	1.33
Diluted	4.15	5.01	0.74	11.37	8.54	1.26

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(25)	(18)	(2)	(32)	(38)	(6)
Fulfillment	(75)	(93)	(14)	(146)	(209)	(31)
Marketing	(49)	(56)	(8)	(111)	(128)	(19)
Research and development	(296)	(226)	(34)	(513)	(462)	(68)
General and administrative	(1,212)	(673)	(99)	(1,622)	(1,142)	(168)

Total	(1,657)	(1,066)	(157)	(2,424)	(1,979)	(292)

(3) Includes amortization of business cooperation arrangements and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(50)	(49)	(7)	(99)	(98)	(14)
Marketing	(236)	(189)	(28)	(515)	(377)	(56)
Research and development	(36)	(36)	(6)	(72)	(72)	(11)

Total	(322)	(274)	(41)	(686)	(547)	(81)

(4)

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); fair value changes of derivatives; and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	7,394	8,930	1,316	20,152	16,309	2,404
Non-GAAP net income per share:
Basic	2.60	3.32	0.49	7.02	6.01	0.89
Diluted	2.48	3.14	0.46	6.71	5.70	0.84
Non-GAAP net income per ADS:
Basic	5.20	6.63	0.98	14.04	12.01	1.77
Diluted	4.97	6.29	0.93	13.42	11.40	1.68
Weighted average number of shares:
Basic	2,841	2,692		2,870	2,716
Diluted	2,970	2,816		3,003	2,841

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	24,409	37,718	5,559	6,147	38,273	5,641
Net cash provided by/(used in) investing activities	8,218	(29,530)	(4,352)	24,454	(57,385)	(8,458)
Net cash used in financing activities	(12,439)	(19,885)	(2,931)	(19,727)	(25,330)	(3,733)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(88)	(1,208)	(178)	(433)	(2,719)	(401)

Net increase/(decrease) in cash, cash equivalents and restricted cash	20,100	(12,905)	(1,902)	10,441	(47,161)	(6,951)
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	106,057	115,369	17,003	115,716	149,625	22,052
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at beginning of period	— *	— *	— *	— *	— *	— *

Cash, cash equivalents and restricted cash at beginning of period	106,057	115,369	17,003	115,716	149,625	22,052

Cash, cash equivalents and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	126,157	102,464	15,101	126,157	102,464	15,101
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at end of period	— *	— *	— *	— *	— *	— *

Cash, cash equivalents and restricted cash at end of period	126,157	102,464	15,101	126,157	102,464	15,101

Net cash provided by operating activities	24,409	37,718	5,559	6,147	38,273	5,641
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	641	(363)	(53)	(377)	(2,336)	(344)
Less: Capital expenditures, net of related sales proceeds	(3,032)	(5,520)	(814)	(5,355)	(10,583)	(1,560)
Capital expenditures for development properties	(1,076)	(2,517)	(371)	(1,991)	(6,015)	(887)
Other capital expenditures	(1,956)	(3,003)	(443)	(3,364)	(4,568)	(673)

Free cash flow	22,018	31,835	4,692	415	25,354	3,737

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	24.8	23.0	19.0	37.8	51.1
Free cash flow – TTM	10.1	12.6	6.5	21.6	31.4
Inventory turnover days(5) – TTM	34.1	35.8	37.8	38.3	40.5
Accounts payable turnover days(6) – TTM	59.0	58.0	60.0	59.7	64.2
Accounts receivable turnover days(7) – TTM	7.4	8.3	8.7	8.7	8.6

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
(Loss)/Income from operations	(859)	4,547	670	9,674	8,354	1,231
Add: Share-based compensation	1,657	1,066	157	2,424	1,979	292
Add: Amortization of intangible assets resulting from assets and business acquisitions	253	274	41	505	547	81
Add: Effects of business cooperation arrangements	69	—	—	181	—	—
Reversal of: Gain on sale of development properties	(224)	(404)	(60)	(224)	(404)	(60)
Add: The Fine imposed by the SAMR	—	—	—	—	635	94

Non-GAAP income from operations	896	5,483	808	12,560	11,111	1,638

Add: Depreciation and other amortization	2,103	2,450	361	4,141	4,840	713

Non-GAAP EBITDA	2,999	7,933	1,169	16,701	15,951	2,351

Total net revenues	356,660	346,401	51,053	657,742	662,095	97,581
Non-GAAP operating margin	0.3%	1.6%		1.9%	1.7%

Non-GAAP EBITDA margin	0.8%	2.3%		2.5%	2.4%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	6,178	7,129	1,051	17,068	12,231	1,803
Add: Share-based compensation	1,578	918	135	2,228	1,746	257
Add: Amortization of intangible assets resulting from assets and business acquisitions	169	224	33	355	446	66
(Reversal of)/Add: Reconciling items on the share of equity method investments(8)	(185)	(56)	(8)	779	(25)	(4)
Add: Impairment of goodwill, long-lived assets and investments	178	255	38	615	264	39
(Reversal of)/Add: Loss from fair value change of long-term investments and derivatives	(531)	571	84	343	1,072	158
Reversal of: Gain on sale of development properties	(168)	(303)	(45)	(168)	(303)	(45)
Reversal of: Gain on disposals/deemed disposals of investments	(30)	—	—	(1,202)	(16)	(2)
Add: Effects of business cooperation arrangements	69	—	—	181	—	—
Add: The Fine imposed by the SAMR	—	—	—	—	635	94
Add/(Reversal of): Tax effects on non-GAAP adjustments	136	192	28	(47)	259	38

Non-GAAP net income attributable to the Company’s ordinary shareholders	7,394	8,930	1,316	20,152	16,309	2,404

Total net revenues	356,660	346,401	51,053	657,742	662,095	97,581
Non-GAAP net margin attributable to the Company’s ordinary shareholders	2.1%	2.6%		3.1%	2.5%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.

Reconciliation between U.S. GAAP and IFRS Accounting Standards

Deloitte Touche Tohmatsu was engaged by the Company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants on the reconciliation of the condensed consolidated statement of operations for the six months ended June 30, 2026 and the condensed consolidated balance sheet as of June 30, 2026 of the Company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the U.S. GAAP and the IFRS Accounting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as reported under U.S. GAAP” for the six months ended June 30, 2026 in the Reconciliation as set out in the Appendix with the Interim 2026 Results prepared in accordance with the U.S. GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu does not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu has concluded that nothing has come to their attention that causes them to believe that:

(i)

The “Amounts as reported under U.S. GAAP” for the six months ended June 30, 2026 in the Reconciliation as set out in the Appendix is not in agreement with the Interim 2026 Results prepared in accordance with the U.S. GAAP;

(ii)

The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

		For the six months ended June 30, 2025 IFRSs adjustments
	Amounts as reported under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Fulfillment	(41,882)	—	—	818	57	—	—	—	(41,007)
Marketing	(37,556)	—	—	2	—	—	—	—	(37,554)
Research and development	(9,920)	—	—	4	—	—	—	—	(9,916)
General and administrative	(5,680)	—	—	5	—	—	—	—	(5,675)
Gain on sale of development properties	224	—	—	(123)	—	—	—	—	101

Income from operations	9,674	—	—	706	57	—	—	—	10,437
Share of results of equity investees	3,402	—	9	—	—	—	—	(279)	3,132
Interest expense	(1,243)	(2)	—	(532)	—	(618)	—	—	(2,395)
Others, net	8,208	—	102	(31)	—	493	—	—	8,772
Fair value changes of financial instruments with special features	—	(4)	—	—	—	—	—	—	(4)

Income before tax	20,041	(6)	111	143	57	(125)	—	(279)	19,942
Income tax expenses	(2,053)	—	(57)	—	—	—	221	—	(1,889)

Net income	17,988	(6)	54	143	57	(125)	221	(279)	18,053
Net income attributable to non-controlling interests shareholders	920	(1)	—	(19)	14	—	54	—	968

Net income attributable to the Company’s ordinary shareholders	17,068	(5)	54	162	43	(125)	167	(279)	17,085

		For the six months ended June 30, 2026 IFRSs adjustments
	Amounts as reported under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Fulfillment	(47,844)	—	—	1,154	75	—	—	—	(46,615)
Marketing	(35,674)	—	—	4	—	—	—	—	(35,670)
Research and development	(14,165)	—	—	9	—	—	—	—	(14,156)
General and administrative	(6,701)	—	—	10	—	—	—	—	(6,691)
Gain on sale of development properties	404	—	—	(53)	—	—	—	—	351

Income from operations	8,354	—	—	1,124	75	—	—	—	9,553
Share of results of equity investees	4,187	—	(201)	—	—	—	—	(145)	3,841
Interest expense	(1,394)	(16)	—	(595)	—	(672)	—	—	(2,677)
Others, net	6,602	—	160	—	—	1,632	—	—	8,394

Income before tax	17,749	(16)	(41)	529	75	960	—	(145)	19,111
Income tax expenses	(3,232)	—	(126)	—	—	—	94	—	(3,264)

Net income	14,517	(16)	(167)	529	75	960	94	(145)	15,847
Net income attributable to non-controlling interests shareholders	2,286	—	—	151	19	—	20	—	2,476

Net income attributable to the Company’s ordinary shareholders	12,231	(16)	(167)	378	56	960	74	(145)	13,371

		As of December 31, 2025 IFRSs adjustments
	Amounts as reported under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Property, equipment and software, net	91,349	—	—	—	(2,615)	—	—	—	88,734
Land use rights, net	36,878	—	—	—	(1,743)	—	—	—	35,135
Operating lease right-of-use assets	31,128	—	—	(1,277)	—	—	—	—	29,851
Investment in equity investees	51,978	—	(27,214)	—	—	—	—	5,766	30,530
Marketable securities and other investments	51,840	—	(1,494)	—	—	—	—	—	50,346
Financial assets at fair value through profit or loss	—	—	30,094	—	—	—	—	—	30,094
Financial assets at fair value through other comprehensive income	—	—	260	—	—	—	—	—	260
Deferred tax assets	5,237	—	137	—	—	—	(414)	—	4,960

Total assets	695,201	—	1,783	(1,277)	(4,358)	—	(414)	5,766	696,701

Accrued expenses and other liabilities	51,191	4,116	—	—	—	—	—	—	55,307
Unsecured senior notes	24,309	—	—	—	—	(1,892)	—	—	22,417
Financial liabilities at fair value through profit or loss	—	11,058	—	—	—	2,277	—	—	13,335
Deferred tax liabilities	8,019	—	576	—	—	—	—	—	8,595

Total liabilities	401,418	15,174	576	—	—	385	—	—	417,553

Total JD.com, Inc. shareholders’ equity	225,040	(5,465)	1,199	(1,074)	(3,267)	(385)	(331)	5,766	221,483
Non-controlling interests	68,743	(9,709)	8	(203)	(1,091)	—	(83)	—	57,665

Total shareholders’ equity	293,783	(15,174)	1,207	(1,277)	(4,358)	(385)	(414)	5,766	279,148

		As of June 30, 2026 IFRSs adjustments
	Amounts as reported under U.S. GAAP	Financial instruments with special features	Investments measured at fair value	Lease accounting	Impairment of long-lived assets	Convertible senior notes	Share-based compensation	Investment in JD Technology	Amounts under IFRSs
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Property, equipment and software, net	95,866	—	—	—	(2,570)	—	—	—	93,296
Land use rights, net	38,782	—	—	—	(1,713)	—	—	—	37,069
Operating lease right-of-use assets	32,962	—	—	(748)	—	—	—	—	32,214
Investment in equity investees	58,040	—	(28,100)	—	—	—	—	6,394	36,334
Marketable securities and other investments	38,395	—	(959)	—	—	—	—	—	37,436
Financial assets at fair value through profit or loss	—	—	30,372	—	—	—	—	—	30,372
Financial assets at fair value through other comprehensive income	—	—	260	—	—	—	—	—	260
Deferred tax assets	6,164	—	8	—	—	—	(359)	—	5,813

Total assets	725,406	—	1,581	(748)	(4,283)	—	(359)	6,394	727,991

Accrued expenses and other liabilities	49,249	2,184	—	—	—	—	—	—	51,433
Unsecured senior notes	30,162	—	—	—	—	(1,186)	—	—	28,976
Financial liabilities at fair value through profit or loss	—	11,058	—	—	—	594	—	—	11,652
Deferred tax liabilities	8,701	—	573	—	—	—	—	—	9,274

Total liabilities	443,031	13,242	573	—	—	(592)	—	—	456,254

Total JD.com, Inc. shareholders’ equity	219,118	(4,224)	1,001	(696)	(3,211)	592	(303)	6,394	218,671
Non-controlling interests	63,257	(9,018)	7	(52)	(1,072)	—	(56)	—	53,066

Total shareholders’ equity	282,375	(13,242)	1,008	(748)	(4,283)	592	(359)	6,394	271,737

Notes

(i)	Financial instruments with special features

Under U.S. GAAP, certain financial instruments issued by subsidiaries of the Group in the form of shares with special features, including preferred shares and redeemable non-controlling interests, are accounted for as mezzanine equity or non-controlling interests depending on whether a redeemable feature exists, and whether the redemption is solely within the Group’s control.

Under IFRSs, since the Group does not have an unconditional right to avoid delivering cash upon the exercise of special features, the relevant financial instruments are classified as financial liabilities. Specifically, the redemption rights over non-controlling interests have been recognized as financial liabilities at present value of the redemption amount, while the preferred shares with certain special rights were entirely designated as financial liabilities at fair value through profit or loss.

(ii)	Investments measured at fair value

Under U.S. GAAP, the Group uses measurement alternative to record the investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and reports changes in the carrying value of the equity investments in profit or loss. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Those investments include convertible redeemable preferred shares, ordinary shares with preferential rights issued by privately held companies and equity investments in unlisted entities, in the form of ordinary shares without significant influence. In addition, the Group accounts for certain investments in private equity funds over which the Group does not have the ability to exercise significant influence under the existing practical expedient, and estimates fair value using net asset value per share (or its equivalent) of the investment. The Group also applies the equity method of accounting to account for certain equity investments in private equity funds.

Under IFRSs, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value, except for certain equity investments not held for trading but held for long-term strategic purposes, which are designated as financial assets at fair value through other comprehensive income. Fair value changes of these investments are recognized in profit or loss or other comprehensive income, respectively.

(iii)	Lease accounting

Lease classification and measurement

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRSs, the amortization of the right-of-use assets is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.

Sale-and-leaseback arrangements

Under U.S. GAAP, if the sale-and-leaseback transaction qualifies as a sale, the entire gain on the transaction would be recognized.

Under IFRSs, for sale-and-leaseback transactions that qualify as a sale, the gain would be limited to the amount related to the residual portion of the asset sold. The amount of the gain related to the underlying asset leased back to the lessee would be offset against the lessee’s right-of-use assets.

(iv)	Impairment of long-lived assets

Under U.S. GAAP, the Group takes a two-step approach to calculate an asset or asset group impairment by comparing the asset or asset group’s carrying amount with the sum of future undiscounted cash flows as a test of recoverability, and record the amount by which the carrying value exceeds the fair value as impairment loss when the carrying amount is not recoverable.

Under IFRSs, the Group takes a one-step approach to calculate an asset or cash generating unit impairment by recording the amount by which the carrying value exceeds the recoverable amount as an impairment loss when impairment indicators exist.

(v)	Convertible senior notes

Under U.S. GAAP, Convertible Senior Notes are accounted for as debt in their entirety and are measured at amortized cost, with debt issuance cost amortized and recognized as interest expenses using the effective interest method.

Under IFRSs, the Convertible Senior Notes are hybrid instruments, each of which consists of a host debt contract and embedded derivatives. The conversion feature is not accounted for as equity as it will not be settled by delivering a fixed number of the Group’s own equity instruments and receiving a fixed amount of cash or another financial asset and is recognized as a separate derivative liability measured at fair value through profit or loss as it meets the separation conditions under IFRS 9. The embedded repurchase and redemption options of Convertible Senior Notes are closely related to the host debt contracts and therefore not accounted for as derivatives separately. The host debt contract is initially measured as the difference between the fair value of the entire hybrid instruments and the fair value of the conversion feature. Subsequent to the initial recognition, the host debt contracts are accounted for at amortized cost with interest expenses recognized using the effective interest method, and the changes in fair value of the conversion feature are recognized in profit or loss.

(vi)	Share-based compensation

Under U.S. GAAP, for awards that ordinarily give rise to a tax deduction under existing tax law, deferred taxes are computed on the basis of the compensation expense that is recognized for financial reporting purposes. In addition, tax benefits in excess of or less than the related deferred tax assets are recognized in profit or loss in the period in which the amount of the deduction is determined (typically when an award vests or, in the case of options, is exercised or expires).

Under IFRSs, for awards that will give rise to a tax deduction under the applicable tax law, deferred taxes are computed on the basis of the hypothetical tax deduction for the share-based payment that corresponds to the percentage earned to date (i.e., the intrinsic value of the award on the reporting date multiplied by the percentage vested). In addition, tax benefits less than or equal to the related deferred tax assets are recognized in profit or loss, otherwise are recognized in equity.

(vii)	Investment in JD Technology

Under U.S. GAAP, for the modification of redemption terms and the subsequent redemptions or new shares issuance carried out by JD Technology, the Group’s indirectly acquired or disposed equity interests was accomplished through a transaction under common control. Accordingly, the Group recognizes its investment in JD Technology based on its proportionate share of JD Technology’s net assets and records the difference between the proceeds transferred or received and the carrying amounts of its investment in JD Technology in additional paid-in capital.

Under IFRSs, the indirect acquisition of equity interests in JD Technology is accounted for in the same way as a purchase of additional interests in the investee. The carrying value of the Group’s investment in JD Technology does not change before and after the transaction. The gain or loss arising as a result of an indirect disposal of equity interests in JD Technology is recognized in profit or loss.

In addition, under U.S. GAAP, JD Technology has remeasured the fair value of relevant shareholders’ investments due to the modification of redemption terms and recognized the changes of fair value in profit and loss, which has further affected the Group’s results of equity investees using equity-method. Under IFRSs, JD Technology has recognized the remeasurement loss of the redeemable liabilities for early redemption, and the interests accrued till liabilities redeemed. It also further affected the Group’s results of equity investees using equity method.